SunAmerica Asset
Management, LLC
Harborside Financial Center
3200 Plaza 5
Jersey City NJ 07311-4992

201.324.6378
201.324.6364 Fax thomas.peeney@sunamerica.com

Thomas D. Peeney
Vice President & Assistant General Counsel

January 28, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

Attention: James O’Connor, Esq.

100 F Street, N.E.

Washington, DC 20549

Re:	SunAmerica Equity Funds (the “Registrant”)
Response to Staff Comments on Post-Effective Amendment No. 64 to Registration Statement on Form N-1A
Securities Act File No. 033-08021
Investment Company Act File No. 811-04801

Dear Mr. O’Connor:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the undersigned on January 9, 2015 regarding Post-Effective Amendment No. 64 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 59 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Registration Statement”) filed on November 26, 2014. The Registration Statement contains the Prospectus and Statement of Additional Information (“SAI”) for the SunAmerica International Dividend Strategy Fund and the SunAmerica Japan Fund (each, a “Fund,” and collectively, the “Funds”).

For your convenience, the substance of the Staff’s comments has been restated below to the best of the Registrant’s understanding. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement. The Staff’s comments have been categorized as “Comments Applicable to Both Funds” and “Fund Specific Comments,” and have been grouped accordingly under each category.

James O’Connor, Esq.

January 28, 2015

I.	Prospectus

Comments Applicable to Both Funds

Comment 1:	In the section entitled “Fund Highlights – Fees and Expenses of the Fund,” please delete the word “(Recoupment)” in the fee table.

Response:

The requested change has been made with respect to the SunAmerica Japan Fund. The Registrant respectfully declines to make the requested change with respect to the SunAmerica International Dividend Strategy Fund as SunAmerica is recouping certain fees and expenses that it previously waived or reimbursed for the Fund pursuant to the terms of the Expense Limitation Agreement.

Comment 2:

Please delete the first sentence of footnote (1) in the section entitled “Fund Highlights – Fees and Expenses of the Fund,” describing that purchases of Class A shares of $1 million or more will be subject to a contingent deferred sales charge (CDSC) on redemptions made within two years of purchase.

Response:

The Registrant respectfully declines to make the requested change. The Registrant believes that the current disclosure may be material to an investor’s investment decision and also notes that other fund complexes include similar disclosure as footnotes to their fee tables.[1] In particular, the Registrant believes that it is appropriate for investors contemplating the purchase of shares to be aware of potential fees to which they may become subject as a result of an investment in a Fund. The footnote alerts shareholders of an important exception to the general fact that Class A shares are not subject to a CDSC. Please also note that similar disclosure is included elsewhere in the Prospects in accordance with Item 12(a) of Form N-1A.

Comment 3:

Please confirm that the Board has no intention to terminate the contractual waiver disclosed in footnote (2) of the section entitled “Fund Highlights – Fees and Expenses of the Fund” within a year from the effective date of the Registration Statement.

1See, e.g., BlackRock Focus Growth Fund, Inc., Registration Statement filed on Form N-1A on December 29, 2014.

(http://www.sec.gov/Archives/edgar/data/1097293/000119312514454754/d815037d485bpos.htm).

James O’Connor, Esq.

January 28, 2015

Response:	The Registrant confirms that the Board has no present intention to terminate the contractual waiver within a year from the effective date of the Registration Statement.

Comment 4:	In the section entitled “Fund Highlights – Fees and Expenses of the Fund,” please confirm that the effect of the contractual waiver is shown only for the first year in the Example.

Response:

With respect to the SunAmerica International Dividend Strategy Fund, the Example reflects an adjustment for the contractual waiver to the extent that SunAmerica is recouping certain fees and expenses that it previously waived or reimbursed for the Fund pursuant to the terms of the Expense Limitation Agreement. With respect to the SunAmerica Japan Fund, however, the Example shows the effect of the contractual waiver in each of the 1-, 3-, 5-, and 10-year periods. As disclosed in footnote (2) of the section entitled “Fund Highlights – Fees and Expenses of the Fund,” pursuant to an Expense Limitation Agreement, SunAmerica is contractually obligated to waive its fees and/or reimburse expenses, as applicable. The Expense Limitation Agreement will continue in effect indefinitely, unless terminated by the Board, including a majority of the Independent Trustees. SunAmerica may not terminate the Expense Limitation Agreement. The Registrant believes that the presentation in the Example is appropriate and consistent with the requirements of Form N-1A insofar as the Expense Limitation Agreement is expected to continue in effect indefinitely.

Comment 5:

In the first paragraph of the section entitled “Fund Highlights – Principal Risks of Investing in the Fund,” the Staff asks whether the Funds’ shares are sold through insured depository institutions and notes that if they are not, the statement “[s]hares of the Fund are not bank deposits and are not guaranteed or insured by any bank, governmental entity or the Federal Deposit Insurance Corporation” is not required. See Item 4(b)(1)(iii) of Form N-1A. The Staff further notes that if a Fund’s shares are sold through insured depository institutions, this statement should also be included on the front cover.

Response:

Each Fund’s shares may be sold through insured depository institutions and the Funds have included the disclosure in response to Item 4(b)(1)(iii) of Form N-1A. The disclosure is not required by Item 1(a) of Form N-1A to appear on the front cover page. As a result, the Funds respectfully decline to make the suggested change.

James O’Connor, Esq.

January 28, 2015

Comment 6:

In the section entitled “Fund Highlights – Performance Information,” please delete the sentence stating that the Table includes all applicable fees and sales charges as the disclosure is neither permitted nor required by Item 4(b)(2). In addition, please delete footnote (1) to the Table if such disclosure is a hypothetical statement, as it is neither permitted nor required by Item 4(b)(2)(iv)(D). If the disclosure is not a hypothetical statement, it should be added to the end of the following paragraph as indicated by Item 4(b)(2)(iv)(D).

Response:

The Registrant respectfully declines to make the requested changes, as it believes the current disclosure is appropriate. The Registrant has not deleted the sentence in the narrative disclosure prior to the Risk/Return Bar Chart and Table for each Fund stating that the Table includes all applicable fees and sales charges as this disclosure is intended to distinguish the returns in the Table from those in the Risk/Return Bar Chart, which do not reflect sales charges. The Registrant has not deleted footnote (1) to the Table because the footnote is an explanation of actual performance information for each Fund and is not a hypothetical statement. Finally, the Registrant respectfully submits that the disclosure presentation is consistent with Item 4(b)(2)(iv)(D) of Form N-1A.

Comment 7:	Please inform the Staff of any efforts that the Funds make to ascertain whether investors have received the discounts to which they are entitled.

Response:

The Registrant notes that in order to receive a waiver or reduction in sales charges under the programs described in the Prospectus, the shareholder must notify the Funds’ Transfer Agent (or financial intermediary through which shares are being purchased) at the time of purchase or notify the Transfer Agent at the time of redeeming shares for those reductions or waivers that apply to CDSCs. Such notification must be provided in writing by the shareholder (or financial intermediary through which shares are being purchased). In accordance with such notifications, the Transfer Agent has controls in place to determine if investors are eligible to receive a reduction or waiver of sales charge.

Comment 8:

Please clarify the last sentence of the paragraph in the subsection entitled “How to Buy Shares (Classes A, B and C) – Buying Shares Through Your Financial Institution.” The Staff notes that the sentence could be read to mean that, except for limited exceptions, there is no “buying shares through the Funds,” despite the heading of, and disclosure in, the subsection entitled “How to Buy Shares (Classes A, B and C) – Buying Shares Through the Funds.”

James O’Connor, Esq.

January 28, 2015

Response:	As described in the Prospectus, except for limited exceptions, the Funds will generally not accept new accounts that are not opened through a Financial Institution.

The Registrant has revised the last sentence of the paragraph in the subsection entitled “How to Buy Shares (Classes A, B and C) – Buying Shares Through Your Financial Institution” to read as follows:

The Funds will generally not accept new accounts that are not opened through a Financial Institution except for accounts opened by current and former Trustees and other individuals who are affiliated with, or employed by an affiliate of, the Funds or any fund distributed by the Distributor, selling brokers and their employees and sales representatives, family members of these individuals and certain other individuals at the discretion of the Fund or its agents~~.~~ – as described below under “Opening an Account.”

Fund Specific Comments – SunAmerica International Dividend Strategy Fund

Comment 9:	The Staff suggests that it may be helpful to add a footnote to the fee table described in Instruction 3(f)(vii) of Item 3 of Form N-1A.

Response:	The requested footnote has been added.

Fund Specific Comments – SunAmerica Japan Fund

Comment 10:

Given that the term “Japan” is in the Fund’s name, please expressly describe how the Fund will invest its assets in investments that are tied economically to Japan. See Rule 35d-1(a)(3)(ii). See also Investment Company Names, Investment Company Act Release No. 24828, Section II, A, 2 (Jan. 17, 2001).

Response:

The Registrant believes that the current disclosure is adequate and appropriately describes the Fund’s principal investment technique and the specific criteria used by the Fund in selecting investments in accordance with Rule 35d-1(a)(3)(ii). The Registrant respectfully notes that the specific criteria used to identify “Japanese Companies” are disclosed in the section entitled “More Information About the Funds – Glossary” as follows:

A company is considered to be a “Japanese company” if it is assigned a Japan country classification by MSCI, a prominent provider of investment tools and data services for institutions worldwide, or another unaffiliated third party data provider. The designated country classification will generally be determined by

James O’Connor, Esq.

January 28, 2015

the country of incorporation and primary listing of the company. In the event a company is incorporated in one country and listed in another, however, a company will generally be classified in the country of the primary listing of its securities, although additional factors may be considered in determining the appropriate country classification.

In the release adopting Rule 35d-1, the SEC provided flexibility for a fund to set the criteria used to determine whether a company’s assets are exposed to the economic fortunes and risks of the country indicated by its name. The Registrant believes that each of the criteria described above is a general indicator that an issuer is tied economically to Japan.

In addition, the release proposing Rule 35d-1 suggested that the following types of securities could be considered securities of issuers that are tied economically to a particular country or region: (i) securities of issuers that are organized under the laws of a country or of a country within the geographic region or that maintain their principal place of business in the country or region; (ii) securities that are traded principally in a country or region; or (iii) securities of issuers that, during the issuer’s most recent fiscal year, derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in the country or region or that have at least 50% of its assets in the country or region. The criteria described above, i.e., the country or incorporation and primary listing of the company, are consistent with these factors.

Comment 11:	In the section entitled “Principal Investment Strategy and Techniques of the Fund,” please briefly describe the term “depositary receipts.”

Response:	The following disclosure defining “depositary receipts” is included in the section entitled “More Information About the Funds – Glossary”:

Depositary receipts. American Depositary Receipts (ADRs) are receipts typically issued by an American bank or trust company that evidence underlying securities issued by a foreign

James O’Connor, Esq.

January 28, 2015

corporation. European Depositary Receipts (EDRs) (issued in Europe) and Global Depositary Receipts (GDRs) (issued throughout the world) each evidence a similar ownership arrangement. Depositary Receipts may not necessarily be denominated in the same currency as the underlying securities into which they may be converted.

Comment 12:	In the subsection entitled “Principal Risks of Investing in the Fund – Active Trading,” please revise the disclosure as suggested by the Staff.

Response:	The Registrant respectfully declines to make the requested changes as it believes the current disclosure is appropriate.

II. Statement of Additional Information

Comments Applicable to Both Funds

Comment 13:

In the subsection entitled “Investment Objective and Policies – Derivatives Strategies,” please provide disclosure consistent with the Staff’s observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (the “Miller Letter”).

Response:	The Registrant considered the Staff observations concerning derivatives set forth in the Miller Letter and believes that its disclosure is consistent with such guidance.

Comment 14:

In the subsection entitled “Investment Objectives and Policies – Borrowing and Leverage,” please revise the language as indicated by the Staff and please explain how this is consistent with Sections 18(f)(1) and (g).

Response:

The Registrant respectfully declines to make the requested changes as it believes that the first two sentences are consistent with Sections 18(f)(1) and 18(g) of the 1940 Act. Section 18(f)(1) provides, in part, that a registered open-end investment company can borrow, provided that immediately after the borrowing, there is asset coverage of at least 300% for all borrowings. Section 18(g) allows a fund to borrow additional amounts up to 5% of its total assets for temporary purposes. While the current disclosure in this section of the SAI (and in the “More Information About the Funds” and “Borrowing and Leverage” sections of the Prospectus

James O’Connor, Esq.

January 28, 2015

and SAI, respectively) delineates particular percentage limits in connection with temporary or emergency borrowing and borrowing for investment purposes, the limits described (up to 33 1/3% of total assets for temporary or emergency purposes, and up to 50% of net assets for investment purposes) are each consistent with Sections 18(f)(1) and 18(g) of the 1940 Act. Notably, aside from the additional 5% allowance permitted under 18(g) for temporary borrowings, funds are permitted to borrow up to the 33 1/3% of total assets (50% of net assets) under Section 18(f)(1). Accordingly, while there may be some repetition in the manner in which the Funds’ current investment policies (including its fundamental investment restrictions) describe each Fund’s borrowing limits, the Registrant believes that the disclosure is appropriate and consistent with Sections 18(f)(1) and 18(g) of the 1940 Act.

Comment 15:

In the section entitled “Investment Restrictions,” with respect to the fundamental investment restriction on borrowing money (no. 2), please revise the disclosure to clarify that each Fund will comply with Section 18(f)(1) of the 1940 Act with respect to all of its borrowings, except to the extent the borrowing qualifies under Section 18(g) of the 1940 Act.

Response:

The Registrant respectfully declines to make the requested changes as it believes the language is consistent with Sections 18(f)(1) and 18(g) of the 1940 Act. In this regard, please see the Registrant’s response to Comment 14.

Comment 16:

With respect to the last sentence in each Fund’s fundamental investment restriction on borrowing money (no. 2), please disclose that, with respect to reverse repurchase agreements, dollar rolls and “similar investment strategies,” the Funds will comply with the Staff’s asset segregation requirements to avoid senior security status with respect to its investments in these securities under Section 18(f)(1). Please describe, where appropriate, how the Funds’ segregation policies conform to the requirements of Investment Company Act Release 10666 (April 19, 1979), as modified by “Dreyfus Strategic Investing & Dreyfus Strategic Income” No-Action Letter (June 22, 1987) and “Merrill Lynch Asset Management, L.P.” No-Action Letter (July 2, 1996).

Response:	The Registrant notes that in the Funds’ fundamental investment restriction on borrowing money (restriction no. 2), there is a statement that indicates that each Fund’s policy on borrowing

James O’Connor, Esq.

January 28, 2015

“shall not prohibit the Funds from engaging in reverse repurchase agreements, dollar rolls and similar investment strategies described in the Prospectus and SAI, as they may be amended from time to time.” The intent of this sentence is to note that certain types of leveraged transactions may be permissible (i.e., not deemed “senior securities,” as defined in Section 18(g) of the 1940 Act). The Registrant acknowledges and confirms that any investments or transactions involving leverage in the context of Section 18 of the 1940 Act (including the examples set forth above) need to be made consistent with the requirements of the 1940 Act and applicable SEC and Staff guidance.

Comment 17:

In the section entitled “Investment Restrictions,” please revise the fundamental investment restriction relating to concentration (restriction no. 3) to reflect the concentration limit applicable to open-end funds.

Response:

The Registrant respectfully submits that the Funds’ fundamental restriction relating to concentration is consistent with Section 8(b)(1)(E) of the 1940 Act and Instruction 4 to Item 9(b)(1) of Form N-1A which provide that a fund must disclose its policy with respect to concentrating investments in a particular industry or group of industries. The Fund does not have a policy to concentrate its investments in any particular industry or group of industries. Rather, the Funds’ policy with respect to concentration of investments, as disclosed in the SAI, states that each Fund will not concentrate its investments in “the same industry.” Neither Section 8(b)(1)(E) of the 1940 Act, nor Instruction 4 to Item 9(b)(1) of Form N-1A, require the Funds to disclose a policy not to concentrate their investments with respect to both industries and groups of industries. As noted above, the 1940 Act, as well as Form N-1A, require a policy with respect to a particular industry or group of industries. The Registrant submits that use of the term “or” in this context indicates that a Fund must have a concentration policy with respect to particular industries or groups of industries. Further, the SEC has indicated that a policy not to concentrate investments is a “policy not to invest more than 25% of … assets in any one industry.”[2] (emphasis added). In addition, the Funds’ concentration policy is consistent with concentration policies of other fund complexes.[3]

2See Statements of Investment Policies of Money Market Funds Relating to Industry Concentration, Investment Company Act Release No. 9011 (Oct. 30, 1975).

3See, e.g., Fidelity Aberdeen Street Trust, Registration Statement filed on Form N-1A on May 29, 2014 (http://www.sec.gov/Archives/edgar/data/880195/000088019514000624/aberdeen_main.htm); Franklin

James O’Connor, Esq.

January 28, 2015

Comment 18:

In the section entitled “Investment Restrictions,” please revise the fundamental investment restriction relating to concentration (restriction no. 3) by adding the word “net” immediately prior to the word “assets” to reflect the concentration limit applicable to open-end funds and conform to Instruction 4 of Item 9(b)(1) of Form N-1A.

Response:

The Registrant respectfully declines to make the requested change to each Fund’s fundamental investment restriction relating to concentration. While the Registrant acknowledges that Instruction 4 of Item 9(b)(1) of Form N-1A refers to “net” assets in parenthetical relating to the disclosure of a fund’s concentration policy, each Fund’s current concentration policy is consistent with how the Staff has historically defined concentration.

Comment 19:	In the subsection entitled “Trustees and Officers – Disinterested Trustees,” please add the phrase “During Past 5 Years” to the title of the last column of the Trustee table.

Response:	The requested change has been made.

Tandy Representations

In connection with the Staff’s review of the Registration Statement, the Registrant acknowledges that, with respect to filings made by Registrant with the SEC and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

********

Templeton International Trust, Registration Statement filed on Form N-1A on September 27, 2013 (http://www.sec.gov/Archives/edgar/data/876441/000137949113000998/filing1478.htm).

James O’Connor, Esq.

January 28, 2015

Should you have any questions concerning the above, please call the undersigned at (201) 324-6378.

Sincerely,

/s/ Thomas D. Peeney
Thomas D. Peeney

Cc:	Kathleen Fuentes, Esq., SunAmerica Asset Management, LLC
Margery K. Neale, Esq., Willkie Farr & Gallagher LLP
Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP